

Mail Stop 7010

November 14, 2006

By U.S. Mail and Facsimile

Mr. Tom Burmeister
Chief Financial Officer
Rinker Group Limited
1501 Belvedere Road
West Palm Beach, FL 33406

> **Re:** **Rinker Group Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2006**
> **File No. 001-31823**

Dear Mr. Burmeister:

We have reviewed your response letter dated October 11, 2006 and have the following additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2006

Revenue Recognition, page F-9

1.   We note your response to prior comment seven. In future filings, please clarify that title is transferred upon delivery since the only time this does not occur is in immaterial instances.

Inventories, page F-9

2.   We note your response to prior comment eight. Since inventory valued under the specific identification method applies to an immaterial percentage of total inventory, please clarify your disclosure in future filings by removing the word "major" as it relates to the portion valued on either a first-in-first-out or average cost basis.

Acquisition of Assets, page F-10

3.   We note your response to prior comment nine. In future filings, please revise your disclosure to indicate that the assets to which you are referring are those acquired through a business combination.

                                        *   *   *

        We have completed our review of your Form 20-F and have no further comments at this time. If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.

                                        Sincerely,

                                        John Cash
                                        Accounting Branch Chief